UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 06, 2017

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.          A news release dated 05 June 2017 entitled ‘Vodafone and LG Uplus announce strategic partnership agreement for South Korea’

2.          A news release dated 06 June 2017 entitled ‘Vodafone blocks advertising on hate speech and fake news outlets worldwide’

3.          A Stock Exchange Announcement dated 01 June 2017 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

4.          A Stock Exchange Announcement dated 09 June 2017 entitled ‘2017 Annual Report on Form 20-F’

5.          A Stock Exchange Announcement dated 28 June 2017 entitled ‘DIRECTOR/PDMR SHAREHOLDING’

05 June 2017

RNS: 0882H

5 June 2017

VODAFONE AND LG UPLUS ANNOUNCE STRATEGIC PARTNERSHIP AGREEMENT

FOR SOUTH KOREA

Vodafone and LG UPlus today jointly announced a new Partner Market agreement for South Korea, the first strategic partnership by LG Uplus with a global telecommunications company since the company’s founding in 2010.

Under the new partnership, which commenced on 1 April 2017, Vodafone will draw on its global reach and experience to support the consumer and enterprise operations of LG Uplus.   Vodafone will share best practices with LG Uplus across all areas of their business, including network strategy and development, with LG Uplus benefiting from Vodafone’s knowledge and experience to help improve their customer base management capabilities.

Vodafone and LG Uplus will also cooperate to offer unified communications and enterprise services to multinational companies with a presence in South Korea and internationally.

Vodafone Partner Markets Chief Executive Diego Massidda commented, “Our new partnership will enable LG Uplus to benefit from Vodafone expertise and experience, in addition to access to our global enterprise products and services.  I am delighted that LG Uplus has joined our Partner Market network and I look forward to building on our relationship in the coming years.”

Youngsoo Kwon, Chief Executive for LG Uplus said: “Vodafone is one of the world’s leading telecommunications companies and close cooperation will enable us to streamline and improve our existing business performance and pioneer new areas.  Vodafone is the ideal partner to help our drive to become world-class.”

- ends -

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

LG Uplus

Global Business Team

global@lguplus.co.kr

About Vodafone Group

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 26 countries, partners with mobile networks in 49 more, and fixed broadband operations in 17 markets. As of 31 March 2017, Vodafone Group had 515.7 million mobile customers and 17.9 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

About Vodafone Partner Markets

Vodafone’s Partner Markets team works to form strategic alliances with operators all over the world, partnering to offer a range of global products and services that extend Vodafone’s reach into local markets.  Vodafone Partner Market agreements vary from roaming and service resale to full partner branding.  Established in 2002, Vodafone Partner Markets now partners with 31 companies in 49 countries.

About LG Uplus

LG Uplus is focusing on providing customer-centric services composed of Mobile, B2B solutions and TPS (Triple Play Service:  Broadband, VoIP and IPTV).  As of the first quarter of 2017, LG Uplus had 12.6 million mobile subscribers and 3.67 million broadband subscribers.

06 June 2017

RNS: 2638H

6 June 2017

VODAFONE BLOCKS ADVERTISING ON HATE SPEECH AND FAKE NEWS OUTLETS WORLDWIDE

Vodafone today announced new global rules intended to prevent its advertising from appearing within outlets focused on creating and sharing hate speech and fake news. The update to the Group’s existing policy on advertising transparency and integrity is set out below. The new rules – which are now in effect – include Vodafone’s definition of hate speech and fake news for the purposes of determining whether or not a particular outlet should carry Vodafone advertising. There is no change to Vodafone’s policy on network access to the outlets in question.

Background: the digital advertising market

Over the last decade, the rapid growth of digital advertising has provided major brands such as Vodafone with extensive opportunities to engage directly with consumers and businesses online. More recently, the advertising industry and digital advertising providers such as Google and Facebook have developed automated advertising technologies that use algorithms to deliver digital advertising to targeted demographic categories of internet user, serving ads dynamically within individual websites and social media channels as those users browse.

While automated advertising is a powerful tool – allowing advertisers to focus their investment on specific market segments across almost all digital properties – in a small minority of instances it can also lead to unintended and potentially harmful outcomes including advertising appearing next to offensive content. Additionally, automated advertising technologies can have the effect of generating revenue for outlets focused on hate speech and fake news.

Advertisers such as Vodafone therefore risk their brands being marketed within outlets that are fundamentally at odds with their values and beliefs as a company while inadvertently providing a source of funding for those outlets.

Vodafone Group Chief Executive Vittorio Colao said: “Hate speech and fake news threaten to undermine the principles of respect and trust that bind communities together. Vodafone has a strong commitment to diversity and inclusion; we also greatly value the integrity of the democratic processes and institutions that are often the targets of purveyors of fake news. We will not tolerate our brand being associated with this kind of abusive and damaging content.”

Vodafone’s global rules

Vodafone already has a number of rules designed to ensure transparency and integrity in the allocation of the Group’s global advertising budget. For example, Vodafone’s current policy expressly prohibits using commercial engagement with a media outlet as leverage to influence editorial opinion regarding Vodafone’s products, services or corporate activities, stating that “Vodafone or its agents must neither threaten to withdraw advertising from those who criticise Vodafone editorially nor must it imply in any way that a decision to initiate or increase advertising spending with a particular publication would be contingent upon more favourable editorial treatment”.

The new rules focused on hate speech and fake news outlets are implemented by means of a whitelist-based approach using content controls implemented by Vodafone’s global agency network (led by WPP), Google and Facebook. Those controls ensure that Vodafone advertisements are only served within selected outlets identified as highly unlikely to be focused on harmful content. These measures will be reviewed regularly by Vodafone and its global agency network to ensure that the selection of outlets for whitelisting is appropriate and neither too broad nor too narrow.

The new rules are as follows.

Blocking advertising on hate speech and fake news outlets

Vodafone, third parties acting on its behalf and its advertising platform suppliers (including, but not limited to, Google and Facebook) must take all measures necessary to ensure that Vodafone advertising does not appear within hate speech and fake news outlets. We define these as outlets whose predominant purpose is the dissemination of content that is:

•     deliberately intended to degrade women or vulnerable minorities (“hate speech”); or

•     presented as fact-based news (as opposed to satire or opinion) that has no credible primary source (or relies on fraudulent attribution to a primary source) with what a reasonable person would conclude is the deliberate intention to mislead (“fake news”).

Note that:

•    the term “outlet” encompasses all social media, digital, print and broadcast channels, sites, apps, programmes and publications;

•    the term “advertising” encompasses all forms of brand promotion including advertising, advertorial, sponsorship and co-marketing arrangements; and

•    these mandatory rules apply to all Vodafone brands, subsidiary brands, joint venture brands and sub-brands.

The hate speech and fake news definitions, above, apply to an outlet as a whole. The test is whether or not the predominant purpose of the entire outlet is to communicate and share this kind of harmful material. An outlet that carries some hate speech or fake news content – but where the majority of content disseminated would not meet the tests above – must not be categorised as warranting exclusion from advertising whitelists on hate speech/fake news grounds.

The rules above are designed to protect the integrity of Vodafone’s brands and sub-brands and relate purely to restrictions on advertising placement. They do not, and must never, be used as the basis for restrictions on access to content by our customers (or any other users) who must remain free to create, view and share all lawful content as they choose. Details of Vodafone’s Principles on Freedom of Expression can be found at:   http://www.vodafone.com/content/dam/vodafone-images/sustainability/drf/pdf/vodafone_drf_freedom_expression_network_censorship.pdf

- ends -

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone Group

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 26 countries, partners with mobile networks in 49 more, and fixed broadband operations in 17 markets. As of 31 March 2017, Vodafone Group had 515.7 million mobile customers and 17.9 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

01 June 2017

RNS: 8312G

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 May 2017:

Vodafone’s issued share capital consists of 28,814,166,658 ordinary shares of US$0.20 20/21 of which 2,190,235,848 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,623,930,810. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

09 June 2017

RNS: 6477H

2017 Annual Report on Form 20-F

Vodafone Group Plc (“Vodafone”)

Vodafone has today filed its 2017 Annual Report on Form 20-F with the US Securities and Exchange Commission (the “SEC”). It is available at vodafone.com/20f and also on the SEC’s website (sec.gov). In addition, shareholders resident in the United States can receive a hard copy of the Annual Report free of charge upon request by contacting db@astfinancial.com or the toll free dedicated Vodafone ADR helpline at AST on 1 800 233 5601.

- ends

28 June 2017

RNS: 4597J

Vodafone Group Plc

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

The below individuals acquired shares under the Vodafone Global Incentive Plan. The awards are in connection with the performance share awards granted on 26 June 2014 by the Company referred to in the Company’s 2017 Annual Report as 2015 long-term incentive (“GLTI”) awards. The vesting of the award was conditional on continued employment with the Vodafone Group and on the satisfaction of the performance conditions approved by the Remuneration Committee.  For further details of the Plan, please see the Company’s 2017 Annual Report, available at www.vodafone.com/investor.

One individual acquired shares under the Vodafone Global Incentive Plan in connection with retention share awards granted on 26 June 2015. The vesting of this award was conditional on continued employment with the Vodafone Group.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Vittorio Colao
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of performance shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.2429	1,458,596
		GBP 2.2429	688,642

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 1,458,596 Ordinary shares

Aggregated price of shares acquired: GBP 3,271,485

Aggregated volume of shares sold: 688,642 Ordinary shares

Aggregated price of shares sold: GBP 1,544,555

e)	Date of the transaction	2017-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Read
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Financial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of performance shares under the Global Incentive Plan. Sale of shares immediately available for sale and to satisfy tax withholding obligations.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.2429	780,529
		GBP 2.2429	574,525

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 780,529 Ordinary shares

Aggregated price of shares acquired: GBP 1,750,648

Aggregated volume of shares sold: 574,525 Ordinary shares

Aggregated price of shares sold: GBP 1,288,602

e)	Date of the transaction	2017-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Aldo Bisio
2	Reason for the notification
a)	Position/status	Vodafone Italy Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of performance shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.2429	358,054
		GBP 2.2429	174,793

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 358,054 Ordinary shares

Aggregated price of shares acquired: GBP 803,079

Aggregated volume of shares sold: 174,793 Ordinary shares

Aggregated price of shares sold: GBP 392,043

e)	Date of the transaction	2017-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Antonio Coimbra
2	Reason for the notification
a)	Position/status	Vodafone Spain Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of performance shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.2429	442,960
		GBP 2.2429	200,241

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 442,960 Ordinary shares

Aggregated price of shares acquired: GBP 993,515

Aggregated volume of shares sold: 200,241 Ordinary shares

Aggregated price of shares sold: GBP 449,121

e)	Date of the transaction	2017-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ahmed Essam
2	Reason for the notification
a)	Position/status	Vodafone Chief Executive Officer – Europe Cluster
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction

Vesting of performance and retention shares as part of the Global Long Term Incentive (GLTI) and Global Long Term Retention (GLTR) plans for Senior Leadership Team members.

Sale of shares to satisfy tax withholding obligations.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.2429	153,069
		GBP 2.2429	44,873

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 153,069 Ordinary shares

Aggregated price of shares acquired: GBP 343,318

Aggregated volume of shares sold: 44,873 Ordinary shares

Aggregated price of shares sold: GBP 100,646

e)	Date of the transaction	2017-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nicholas Jeffery
2	Reason for the notification
a)	Position/status	Vodafone UK Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of performance shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.2429	468,738
		GBP 2.2429	221,310

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 468,738 Ordinary shares

Aggregated price of shares acquired: GBP 1,051,332

Aggregated volume of shares sold: 221,310 Ordinary shares

Aggregated price of shares sold: GBP 496,376

e)	Date of the transaction	2017-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Matthew Kirk
2	Reason for the notification
a)	Position/status	Vodafone Group External Affairs Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of performance shares under the Global Incentive Plan. Sale of shares immediately available for sale and to satisfy tax withholding obligations.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.2429	304,706
		GBP 2.2429	224,291

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 304,706 Ordinary shares

Aggregated price of shares acquired: GBP 683,425

Aggregated volume of shares sold: 224,291 Ordinary shares

Aggregated price of shares sold: GBP 503,062

e)	Date of the transaction	2017-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Rosemary Martin
2	Reason for the notification
a)	Position/status	Vodafone Group General Counsel & Company Secretary
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of performance shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.2429	432,280
		GBP 2.2429	204,098

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 432,280 Ordinary shares

Aggregated price of shares acquired: GBP 969,561

Aggregated volume of shares sold: 204,098 Ordinary shares

Aggregated price of shares sold: GBP 457,771

e)	Date of the transaction	2017-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ronald Schellekens
2	Reason for the notification
a)	Position/status	Vodafone Group Human Resources Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of performance shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.2429	473,194
		GBP 2.2429	223,414

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 473,194 Ordinary shares

Aggregated price of shares acquired: GBP 1,061,327

Aggregated volume of shares sold: 223,414 Ordinary shares

Aggregated price of shares sold: GBP 501,095

e)	Date of the transaction	2017-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Serpil Timuray
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Commercial Operations and Strategy Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of performance shares under the Global Incentive Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.2429	520,820

d)	Aggregated information: volume, Price	Aggregated volume of shares acquired: 520,820 Ordinary shares Aggregated price of shares acquired: GBP 1,168,147
e)	Date of the transaction	2017-06-26
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Johan Wibergh
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Technology Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of retention shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.2429	116,132
		GBP 2.2429	54,838

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 116,132 Ordinary shares

Aggregated price of shares acquired: GBP 260,472

Aggregated volume of shares sold: 54,838 Ordinary shares

Aggregated price of shares sold: GBP 122,996

e)	Date of the transaction	2017-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 06, 2017	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary